Exhibit 99.4

GERDAU S.A.
Condensed consolidated interim financial information
at September 30, 2006 and 2005

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

ASSETS

	September 30, (Unaudited)		December
	2006	2005	31, 2005

Current assets
Cash and cash equivalents	459,056	395,972	532,375
Restricted cash	9,159	14,066	9,617
Short-term investments	2,292,208	1,670,040	1,761,421
Trade accounts receivable, net	1,218,603	920,074	779,526
Inventories	2,205,641	1,686,197	1,662,461
Unrealized gains on derivatives	772	23	41
Deferred income taxes	66,497	24,072	34,183
Tax credits	205,116	108,906	78,443
Prepaid expenses	48,805	40,211	39,512
Other	80,954	86,749	78,257
Total current assets	6,586,811	4,946,310	4,975,836

Non-current assets
Property, plant and equipment, net	5,559,251	3,525,162	3,517,962
Deferred income taxes	213,286	152,467	181,712
Judicial deposits	72,534	61,160	62,186
Unrealized gains on derivatives	4,599	1,294	2,333
Tax credits	139,817	—	102,842
Equity investments	196,636	178,488	179,359
Investments at cost	11,339	13,631	9,261
Goodwill	215,421	155,623	147,854
Prepaid pension cost	96,301	68,788	72,498
Advance payment for acquisition of investments	14,895	19,295	14,895
Other	114,747	134,550	35,004
Total assets	13,225,637	9,256,768	9,301,742

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

	September 30, (Unaudited)		December
	2006	2005	31, 2005
Current liabilities
Short-term debt and current portion of long term debt	1,044,152	542,872	566,562
Trade accounts payable	1,025,189	641,252	676,366
Income taxes payable	79,899	48,844	50,500
Unrealized losses on derivatives	—	10,344	6,786
Deferred income taxes	90,936	44,801	4,680
Payroll and related liabilities	162,261	106,575	109,508
Dividends and interest on equity payable	1,365	3,447	80,144
Taxes payable, other than income taxes	141,831	87,941	57,736
Debentures	1,443	2,916	1,162
Other	217,488	120,598	127,793
Total current liabilities	2,764,564	1,609,590	1,681,237

Non-current liabilities
Long-term debt, less current portion	2,632,864	2,199,638	2,233,031
Debentures	442,665	447,803	414,209
Deferred income taxes	362,959	97,722	141,682
Accrued pension and other post-retirement benefits obligation	219,918	126,657	154,727
Provision for contingencies	184,532	111,868	127,849
Unrealized losses on derivatives	—	1,772	1,170
Other	187,482	73,899	83,035
Total non-current liabilities	4,030,420	3,059,359	3,155,703

Total liabilities	6,794,984	4,668,949	4,836,940

Commitments and contingencies

Minority interest	1,738,550	934,036	921,204

SHAREHOLDERS’ EQUITY

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,042 shares issued at September 30, 2006 and 2005 and at December 31, 2005, after giving retroactive effect to the stock bonus approved on March 31, 2006	2,253,377	1,456,479	1,456,479

Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at September 30, 2006 and 2005 and at December 31, 2005 after giving retroactive effect to the stock bonus approved on March 31, 2006	1,179,236	755,903	755,903

Additional paid-in capital	130,005	134,141	134,147

Treasury stock - 5,130,675 preferred shares at September 30, 2006 and 4,568,543 preferred shares at September 30, 2005, respectively, and 4,568,543 at December 31, 2005, after giving , at September 30, 2005 and December 31, 2005, retroactive effect to the stock bonus on March 31, 2006	(42,882)	(21,951)	(21,951)
Legal reserve	6,960	138,698	198,685
Retained earnings	1,318,651	1,466,639	1,431,062
Cumulative other comprehensive loss
-Foreign currency translation adjustment	(122,140)	(260,785)	(375,623)
-Additional minimum pension liability	(35,104)	(15,341)	(35,104)
Total shareholders’ equity	4,688,103	3,653,783	3,543,598

Total liabilities and shareholders’ equity	13,221,637	9,256,768	9,301,742

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
(in thousands of U.S. Dollars)

	Three-month period ended		Nine-month period ended
	September 30, (unaudited)		September 30, (unaudited)
	2006	2005	2006	2005

Sales	3,407,444	2,493,558	9,858,737	7,417,461
Less: Federal and state excise taxes	(306,665)	(268,970)	(892,923)	(733,478)
Less: Discounts	(43,754)	(31,273)	(115,602)	(82,099)

Net sales	3,057,025	2,193,315	8,850,212	6,601,884
Cost of sales	(2,280,119)	(1,610,138)	(6,508,181)	(4,841,657)

Gross profit	776,906	583,177	2,342,031	1,760,227
Sales and marketing expenses	(60,718)	(48,705)	(188,275)	(141,547)
General and administrative expenses	(169,924)	(133,968)	(584,405)	(325,342)
Other operating income (expenses), net	(16,753)	(10,012)	46,003	13,453

Operating income	529,510	390,492	1,615,353	1,306,791
Financial expenses	(111,343)	(51,927)	(296,875)	(157,846)
Financial income	38,666	66,181	263,619	111,118
Foreign exchange gains and losses, net	(14,317)	76,237	101,433	171,502
Gains and losses on derivatives, net	(3,995)	(2,597)	6,576	(23,597)
Equity in earnings of unconsolidated companies, net	44,029	15,582	110,505	73,778

Income before taxes on income and minority interest	482,552	493,968	1,800,613	1,481,746

Provision for taxes on income
Current	(143,878)	(74,345)	(391,323)	(277,653)
Deferred	36,098	(45,478)	(7,333)	(133,700)
	(107,781)	(119,823)	(398,657)	(411,353)

Income before minority interest	374,771	374,145	1,401,956	1,070,393

Minority interest	(92,501)	(50,872)	(272,048)	(145,495)

Net income	282,270	323,273	1,129,908	924,898

Per share data (in US$)
Basic earnings per share
Preferred	0.43	0.49	1.70	1.39
Common	0.43	0.49	1.70	1.39

Diluted earnings per share
Preferred	0.42	0.48	1.68	1.39
Common	0.42	0.48	1.68	1.39

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 – Basic and diluted	231,607,008	231,607,008	231,607,008	231,607,008

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on on March 31, 2006 (Note 7.1) – Basic	431,226,432	431,593,517	432,446,439	432,722,147

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 (Note 7.1) – Diluted	439,451,675	437,656,771	440,715,734	434,118,050

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
(in thousands of U.S. Dollars, except and per share data)

							Cumulative
			Additional				other
	Preferred	Common	paid-in	Treasury	Legal	Retained	comprehensive
	shares	shares	capital	stock	reserve	earnings	loss	Total
Balances as of January 1, 2005	1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income	—	—	—	—	—	924,898	—	924,898
Capitalization of reserves	439,633	233,545	—	—	—	(673,178)	—	—
Appropriation of reserves	—	—	444	—	15,885	(16,329)	—	—
Purchase of treasury preferred shares	—	—	—	(7,093)	—	—	—	(7,093)
Gain on change of interest			129,950					129,950
Foreign currency translation adjustment	—	—	—	—	—	—	361,640	361,640
Dividends - $0.28 per Common share and per Preferred share (*)	—	—	—	—	—	(278,599)	—	(278,599)
Stock option exercised during the period			(163)	398				235
Stock option plan expense recognized during the period	—	—	167	—	—	—	—	167

Balances as of September 30, 2005	1,456,479	755,903	134,141	(21,951)	138,698	1,466,639	(276,126)	3,653,783

Balances as of January 1, 2006	1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income	—	—	—	—	—	1,129,908	—	1,129,908
Capitalization of reserves	796,898	423,333	—	—	(210,912)	(1,009,319)	—	—
Appropriation of reserves	—	—	—	—	19,187	(19,187)	—	—
Purchase of treasury preferred shares	—	—	—	(33,956)	—	—	—	(33,956)
Foreign currency translation adjustment	—	—	—	—	—	—	253,483	253,483
Dividends - $0.32 per Common share and per Preferred share (*)	—	—	—	—	—	(210,474)	—	(210,474)
Stock option exercised during the period	—	—	(5,281)	13,025	—	(3,340)	—	4,404
Stock option plan expense recognized during the period	—	—	1,139	—	—	—	—	1,139

Balances as of September 30, 2006	2,253,377	1,179,236	130,005	(42,882)	6,960	1,318,651	(157,244)	4,688,103

(*) After giving retroactive effect to the stock bonus approved on March 31, 2006. Preferred treasury stock for the three-month and nine-month periods ended September 30, 2006 and 2005 are not considering outstanding.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three-month period ended		Nine-month period ended
	September 30, (unaudited)		September 30, (unaudited)
	2006	2005	2006	2005

Cash flows from operating activities
Net income	282,270	323,273	1,129,908	924,898
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	150,838	61,413	393,754	207,301
Equity in earnings on unconsolidated companies	(44,029)	(15,582)	(110,505)	(73,778)
Foreign exchange loss	14,317	(76,237)	(101,433)	(171,502)
Losses (gains) on derivative instruments	3,995	2,597	(6,576)	23,597
Minority interest	92,501	50,872	272,048	145,495
Deferred income taxes	(36,098)	45,478	7,333	133,700
Loss (gain) on disposal of property, plant and equipment	(2,699)	2,132	(12,927)	2,470
Provision (reversal) for doubtful accounts	1,716	248	7,546	563
Melt shop closure expenses at Perth Amboy mill	9,400	—	9,400	—
Provision for contingencies	(19,907)	2,630	(24,540)	7,188
Distributions from joint ventures	37,293	30,425	98,446	90,828
Other	4,007	—	4,007	—

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	120,996	(33,591)	(140,095)	(31,970)
Decrease (increase) in inventories	(120,613)	(23,875)	(90,188)	(17,742)
Increase (decrease) in accounts payable and accrued liabilities	(159,428)	(52,024)	55,201	(43,141)
Decrease (increase) in other assets	498,412	(151,854)	368,537	(84,900)
Increase (decrease) in other liabilities	(296,562)	134,278	(226,273)	(28,443)
Purchases of short-term investments	(794,451)	(937,060)	(1,188,628)	(1,316,635)
Proceeds from maturities and sales of short-term investments	345,047	146,742	943,941	391,538
Net cash provided by operating activities	87,003	(490,135)	1,388,955	159,467

Cash flows from investing activities
Additions to property, plant and equipment	(470,886)	(178,321)	(967,272)	(496,808)
Payment for acquisition of companies in North America	10,416	—	(104,421)	(49,654)
Payment of installments for acquisition of Gerdau Sipar Inversiones	(4,066)	—	(7,982)	—
Payment for acqusition of Diaco	—	(23,450)	—	(23,450)
Payment for acqusition of Corporación Sidenor	(3,929)	—	(204,011)	—
Payment for acqusition of Siderperú	(528)		(61,226)
Purchases of short-term investments	—	(23,115)	(240,515)	(76,115)
Proceeds of short-term investments	67,865	—	67,865	—
Cash balance of acquired companies	154,407	8,609	220,849	8,609
Others	—	—		—
Net cash used in investing activities	(246,721)	(216,277)	(1,296,713)	(637,418)

Cash flows from financing activities
Cash dividends and interest on equity paid	(74,051)	(100,674)	(366,847)	(321,030)
Purchase of treasury shares	(14,502)	(2,504)	(33,956)	(7,093)
Proceeds from exercise of employee stock options	20	—	4,404	—
Decrease (increase) in restricted cash	(9,622)	(3,454)	(9,159)	(6,748)
Debt issuance	462,390	819,069	1,191,024	1,510,911
Repayment of debt	(361,393)	(43,743)	(822,524)	(720,305)
Proceeds from issuance of common stock by Gerdau Participações	(144,160)	—	(144,160)	221,613
Net related party debt loans and repayments	19,384	(3,862)	2,869	(4,059)
Net cash provided by (used in) financing activities	(121,935)	664,832	(178,350)	673,289

Effect of exchange rate changes on cash	8,392	19,560	12,789	(48,320)

Increase (decrease) in cash and cash equivalents	(273,260)	(22,020)	(73,319)	147,018
Cash and cash equivalents at beginning of period	732,316	417,992	532,375	248,954
Cash and cash equivalents at end of period	459,056	395,972	459,056	395,972